中信泰富有限公司

BY COURIER

RECEIVED

Exemption No. 82-5232

2004 OCT 26 P 3:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 25th October, 2004

CITIC PACIFIC

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Fi[redacted]
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

04045777

SUPPL

PROCESSED NOV 01 2004 THOMSON FINANCIAL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since September 23, 2004 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

PROCESSED NOV 02 2004 THOMSON FINANCIAL

dlo 10/27

Alice Tso
Company Secretary

Encl.
AT/wy/LTR-2336

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Web Site: www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since September 23, 2004 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Monthly Return on Movement of Listed Equity Securities
   Date : October 5, 2004
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Press Announcement regarding Connected Transaction – Acquisition of 12.5% Attributable Equity Interest in Huaibei Guoan Power Company Limited
   Date : October 15, 2004
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th September, 2004

RECEIVED
2004 OCT 26 P 3:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai — Tel No.: 2820-2111
(Name of Responsible Official)

Date : 5th October, 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date):)	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,190,110,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,190,110,160	--	---

(D) Details of Movement :

*** please delete and insert 'N/A' wherever inapplicable**

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20 2. ______ Exercise price: HK$ ______	9,900,000	--	--	--	9,900,000	Nil
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ *Subscription price: HK$* ______ 2. ______ *Subscription price: HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$ ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

Remarks : ______

Authorised Signatory:

Name : Alice Tso Mun Wai

Title : Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

CONNECTED TRANSACTION

ACQUISITION OF 12.5% ATTRIBUTABLE EQUITY INTEREST IN HUAIBEI GUOAN POWER COMPANY LTD.

The Directors announce that on 15 October 2004, Tallian, a wholly owned subsidiary of CITIC Pacific, entered into the Acquisition Agreement with CITIC Group, pursuant to which Tallian has conditionally agreed to acquire from CITIC Group the entire issued share capital in A-A Dynamic and the Shareholder's Loan at an aggregate consideration of RMB148 million (approximately HK$139 million). A-A Dynamic is not engaged in any business other than the holding of a 12.5% equity interest in Huaibei Guoan Power, which is engaged in the business of building, possession and operation of Huaibei No. 2 Power Plant 淮北第二發電廠, generation and sale of electricity in the PRC.

CITIC Group is a substantial shareholder of CITIC Pacific. Accordingly, the Acquisition constitutes a connected transaction for CITIC Pacific under the Listing Rules. Pursuant to the Listing Rules, as each of the applicable Percentage Ratios is less than 2.5%, the Acquisition is only subject to announcement and reporting requirements and does not require the approval of the independent shareholders of CITIC Pacific. Details of the Acquisition is accordingly disclosed in this announcement and will be disclosed in CITIC Pacific's forthcoming annual report pursuant to Rule 14A.45 of the Listing Rules.

DETAILS OF THE ACQUISITION AGREEMENT

Date: 15 October 2004

Parties: CITIC Group as seller, a substantial shareholder of approximately 29% interest in CITIC Pacific and accordingly a connected person of CITIC Pacific; and

Tallian as purchaser, an investment holding company and a wholly owned subsidiary of CITIC Pacific.

Assets to be Acquired

- the Sale Shares, which represent the entire issued share capital of A-A Dynamic; and
- the Shareholder's Loan.

A-A Dynamic is not engaged in any business other than the holding of a 12.5% equity interest in Huaibei Guoan Power. Accordingly through the Acquisition, Tallian will acquire an attributable equity interest of 12.5% in Huaibei Guoan Power. The other shareholders of Huaibei Guoan Power are Anhui Wenergy Company Limited 安徽省皖能股份有限公司 (as to 25% equity interest), The State Development & Investment Corp. 國家開發投資公司 (as to 35% equity interest), Huaibei City Power Development Company 淮北電力開發公司 (as to 15% equity interest) and World Point International Holdings Limited (as to 12.5% equity interest). The Directors confirm that to the best of their knowledge, information and belief having made all reasonable enquiries, each of Anhui Wenergy Company Limited 安徽省皖能股份有限公司, Huaibei City Power Development Company 淮北電力開發公司 and World Point International Holdings Limited are independent of, and not connected with the directors, chief executive, substantial shareholders of CITIC Pacific and its subsidiaries, or any of their respective associates. The State Development & Investment Corp. 國家開發投資公司 is a connected person of the Company due to the holding by its wholly owned subsidiary of a 35% interest in a company in which CITIC Pacific holds a 65% interest.

For the year ended 31 December 2002, the unaudited net losses before and after taxation and extraordinary items of A-A Dynamic were both approximately HK$6 million. For the year ended 31 December 2003, the unaudited net profits before and after taxation and extraordinary items of A-A Dynamic were both approximately HK$5 million. The unaudited net tangible asset of A-A Dynamic as at 31 December 2003 and 30 June 2004 were approximately negative HK$23 million and negative HK$26 million respectively.

Huaibei Guoan Power is a Sino-foreign cooperative joint venture established in the PRC on 29 January 1997 with a total investment of RMB2,830 million (approximately HK$2,660 million) and a registered capital of RMB849 million (approximately HK$798 million). The said registered capital has been fully contributed in proportion to the equity ownership in Huaibei Guoan Power. Huaibei Guoan Power is engaged in the business of building, possession and operation of Huaibei No. 2 Power Plant 淮北第二發電廠, generation and sales of electricity. Huaibei No. 2 Power Plant 淮北第二發電廠 has two generating units with a power generating capacity of 300MW each, which commenced commercial operation in 2000. The term of the cooperative joint venture is 19 years commencing from 29 January 1997, during which term all the profits of Huaibei Guoan Power are shared by its shareholders in accordance with the following profit sharing ratio:

Name of joint venture partner	During the first six-year period after commercial operation of the two generating units	After the expiry of the first six-year period and until the termination of the cooperative joint venture
The State Development & Investment Corp. 國家開發投資公司	32.3%	37.1%
Anhui Wenergy Company Limited 安徽省皖能股份有限公司	23.1%	26.5%
Huaibei City Power Development Company 淮北電力開發公司	13.8%	15.9%
World Point International Holdings Limited	15.4%	10.25%
A-A Dynamic	15.4%	10.25%

All the residual asset of Huaibei Guoan Power will upon its dissolution be distributed to the PRC joint venture partners. The board of Huaibei Guoan Power comprises 9 directors, one of whom can be appointed by A-A Dynamic both before and after the completion of the Acquisition.

The shareholders of Huaibei Guoan Power have agreed in principle to convert Huaibei Guoan Power from a Sino-foreign cooperative joint venture to a Sino-foreign equity joint venture and to enter into the equity joint venture contract and articles of association for such conversion, which conversion does not require any contribution to the registered capital of the equity joint venture. Tallian has no present plan to make capital contribution to Huaibei Guoan Power other than the payment of the Purchase Price under the Acquisition Agreement. Subject to the approval of the said conversion by the PRC government, the Sino-foreign equity joint venture will have a registered capital of RMB849 million (approximately HK$798 million), a total investment of RMB2,830 million (approximately HK$2,660 million) and a term ended on 28 January 2025 and a business scope of building, possession and operation of Huaibei No. 2 Power Plant 淮北第二發電廠, generation and sales of electricity and related products. It is expected that the equity joint venture contract will not stipulate that the shareholder of Huaibei Guoan Power is bound to provide any equity or loan capital to meet the total investment amount. After the conversion into a Sino-foreign equity joint venture, A-A Dynamic will have a 12.5% equity interest in Huaibei Guoan Power; Huaibei Guoan Power's profit sharing ratio will be the same as the capital contribution ratio of its shareholders during the term of the equity joint venture; and all the assets of Huaibei Guoan Power will upon its dissolution be distributed to its shareholders based on their capital contribution ratio.

Under the existing cooperative joint venture articles in relation to Huaibei Guoan Power, any transfer by the shareholder of Huaibei Guoan Power of the equity contribution to Huaibei Guoan Power, which does not cover the transfer of any shareholding interest in such shareholder, is subject to the pre-emptive right of the shareholders of Huaibei Guoan Power and the approval of the PRC government. It is expected that similar pre-emptive right and transfer restriction will also be provided for in the equity joint venture contract in relation to Huaibei Guoan Power to be agreed upon for the conversion of Huaibei Guoan Power into a Sino-foreign equity joint venture.

Consideration Payable under the Acquisition Agreement

The total Purchase Price payable to CITIC Group for the Sale Shares and the Shareholder's Loan shall be RMB148 million (approximately HK$139 million), which shall be payable upon completion of the Acquisition Agreement in Hong Kong dollars based on the exchange rate as quoted by The State Administration of Foreign Exchange of the PRC as at the close of business on the business day immediately preceding the Completion Date. The Acquisition Agreement specifies an amount of approximately HK$99,477,290 as the consideration for the Shareholder's Loan and the remaining balance of the Purchase Price as the consideration for the Sale Shares. Assuming that the said exchange rate as at the business day immediately preceding the Completion Date is RMB1.0 = HK$0.94, the total Purchase Price will be approximately HK$139 million, and the consideration for the Sale Shares will become approximately HK$39,642,710.

The Purchase Price was determined after arm's length negotiation between Tallian and CITIC Group with reference to the registered capital contribution from A-A Dynamic to Huaibei Guoan Power of approximately RMB106 million (approximately HK$100 million), being the original investment amount of CITIC Group to A-A Dynamic, plus the cost of fund, the audited net profit of Huaibei Guoan Power for the year ended 31 December 2003 of approximately RMB183 million (approximately HK$172 million) and the estimated future profit contributions of Huaibei Guoan Power, and, in turn, of A-A Dynamic, the price multiples of which are set out below. The Purchase Price will be in whole funded by the internal resources of CITIC Pacific.

It is expected that the conversion of Huaibei Guoan Power into an equity joint venture will likely be approved and that A-A Dynamic's future profit sharing ratio in respect of Huaibei Guoan Power will immediately thereafter be equal to its capital contribution of 12.5%. On this basis, the profit of Huaibei Guoan Power attributable to A-A Dynamic for the year ended 31 December 2003 is approximately HK$22 million, and the Purchase Price represents approximately 6 times of the said attributable profit to A-A Dynamic. Even though the said conversion is not approved, the profit of Huaibei Guoan Power net of amortization of the original investment cost for the year ended 31 December 2003 attributable to A-A Dynamic, based on the profit sharing ratio as set out in the cooperative joint venture contract, is approximately HK$20 million, and the Purchase Price represents approximately 7 times of the said attributable profit to A-A Dynamic.

As Tallian and CITIC Group agree that CITIC Group shall be entitled to the dividend payment based on the undistributed net profit of Huaibei Guoan Power for the period between 1 January 2003 and 30 June 2004, Tallian shall, within 1 month after A-A Dynamic has received the first payment of dividend from Huaibei Guoan Power after the Completion Date, reimburse such amount (which shall in no event exceed approximately RMB15,639,300 (approximately HK$14,700,985)) out of the dividend so received by A-A Dynamic which is reasonably allocated to the undistributed net profits of Huaibei Guoan Power for the period between 1 January, 2003 and 30 June 2004.

Condition to Completion of the Acquisition Agreement

Completion of the Acquisition Agreement is conditional upon:

(a) all necessary approvals of the transactions contemplated under the Acquisition Agreement have been obtained by Tallian;

(b) the production by CITIC Group to Tallian of a certified copy of the board resolution of CITIC Group approving the execution of the Acquisition Agreement and all necessary approvals of the transactions contemplated under the Acquisition Agreement have been obtained by CITIC Group.

If the above conditions are not fulfilled or waived by CITIC Group and Tallian within 90 days from the date of the Acquisition Agreement (or such later date as may be agreed between CITIC Group and Tallian), the Acquisition Agreement may be terminated by Tallian without any liability to CITIC Group.

Completion of the Acquisition Agreement will take place on the seventh business day after fulfillment or waiver of the above conditions or such later date as Tallian and CITIC Group may agree.

Tax Indemnity

Under the term of the Acquisition Agreement, upon completion of the Acquisition Agreement, CITIC Group shall execute a deed of tax indemnity to indemnify Tallian, A-A Dynamic and Huaibei Guoan Power against (i) any claims for taxation falling on any of them on or before the Completion Date, (ii) any costs or expenses incurred by any of them in connection with any such claims, and (iii) any penalties, charges, fines and interest payable relating to any such claim, save that the followings are not covered by the said deed of tax indemnity:

(a) business tax, capital gain tax or other taxes of a similar nature imposed by the PRC government on any of them arising out of the sale and purchase of the Sale Shares under the Acquisition Agreement;

(b) claims to the extent that full provision or reserve in respect thereof was made in the unaudited accounts of A-A Dynamic for the six months ended 30 June 2004 or unaudited accounts of Huaibei Guoan Power for the six months ended 30 June 2004;

(c) claims for which A-A Dynamic and Huaibei Guoan Power are or may become primarily liable as a result of transactions in the ordinary course of their respective businesses after the Completion Date; or

(d) claims to the extent that such tax liability arises or is increased as a result only of any increase in rates of tax or change in law made after completion of the Acquisition Agreement with retrospective effect.

REASONS AND BENEFITS FOR THE ACQUISITION

CITIC Pacific's long term objective remains to develop a large diversified business focusing on infrastructure, which includes, among others, power generation.

The Acquisition represents a good opportunity for the Group to further expand its power business in the PRC, picking assets attractive to the Group.

INFORMATION ON CITIC GROUP AND CITIC PACIFIC

The principal businesses of CITIC Group comprise finance, industry and other services. The principal businesses of CITIC Pacific comprise the provision of basic infrastructure in Hong Kong and the PRC including power generation, communications, aviation and civil infrastructure and the manufacturing of special steel, distribution of motor vehicles and consumer products and property investment and development.

GENERAL

CITIC Group is a substantial shareholder of CITIC Pacific. Accordingly, the Acquisition constitutes a connected transaction for CITIC Pacific under the Listing Rules. Pursuant to the Listing Rules, as each of the applicable Percentage Ratios is less than 2.5%, the Acquisition is only subject to announcement and reporting requirements and does not require the approval of the independent shareholders of CITIC Pacific. The Acquisition is accordingly disclosed in this announcement and will be disclosed in CITIC Pacific's forthcoming annual report pursuant to Rule 14A.45 of the Listing Rules. The Directors (including the independent non-executive Directors) are of the view that the terms of the Acquisition Agreement are normal commercial terms, and are fair and reasonable and in the interest of the shareholders of CITIC Pacific as a whole.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below, unless the context otherwise requires:

"Acquisition"	the acquisition anticipated in the Acquisition Agreement;
"Acquisition Agreement"	the agreement for sale and purchase dated 15 October 2004 between Tallian and CITIC Group, pursuant to which Tallian has conditionally agreed to acquire from CITIC Group the Sale Shares and the Shareholder's Loan;
"A-A Dynamic"	A-A Dynamic Investments Limited A-A動力投資有限公司, a company incorporated in the British Virgin Islands with limited liability, which is beneficially wholly owned by CITIC Group;
"business day"	a day on which banks in Hong Kong and the PRC are open for business generally;
"CITIC Group"	CITIC Group 中國中信集團公司, a corporation established under the laws of the PRC;
"CITIC Pacific"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange;
"Completion Date"	the seventh business day after all the conditions to the Acquisition Agreement have been fulfilled or waived or such later date as Tallian and CITIC Group may agree;
"connected person(s)" and "substantial shareholder(s)"	each of which has the meaning ascribed to it under the Listing Rules;
"Director(s)"	director(s) of CITIC Pacific;
"Huaibei Guoan Power"	Huaibei Guoan Power Company Ltd. 淮北國安電力有限公司, which is a Sino-foreign cooperative joint venture established in the PRC with its legal address at 1 Guo An Road, Huaibei Municipality, Anhui Province, the PRC;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Percentage Ratios"	has the meaning set out in Rule 14A.10(10) of the Listing Rules;
"PRC"	People's Republic of China;
"Purchase Price"	RMB148 million (approximately HK$139 million), being the total purchase price payable under the Acquisition Agreement for the acquisition of the Sale Shares and the Shareholder's Loan;
"RMB"	Renminbi, the lawful currency of the PRC;
"Sale Shares"	50,000 shares of US$1.0 each in A-A Dynamic, representing its entire issued share capital;
"Shareholder's Loan"	the amount of approximately HK$99,477,290 owed by A-A Dynamic to CITIC Group, which is unsecured, non-interest bearing, repayable on demand and is denominated in Hong Kong dollar;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"Tallian"	Tallian Corp., a wholly owned subsidiary of CITIC Pacific incorporated in the British Virgin Islands with limited liability on 2 January 2004.

(The exchange rate of Renminbi to Hong Kong dollars used in this Announcement is RMB1.0 = HK$0.94.)

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 15 October 2004

As at the date of this announcement, the executive directors of CITIC Pacific are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Vernon Francis Moore, Peter Lee Chung Hing, Norman Yuen Kee Tong, Yao Jinrong, Chang Zhenming, Li Shilin, Carl Yung Ming Jie and Liu Jifu. The non-executive directors of CITIC Pacific are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr. André Desmarais). The independent non-executive directors of CITIC Pacific are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.